UNIITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___1___)

Amerigon Inc.
______________
(Name of Issuer)

common stock
______________
(Title of Class of Securities)

03070L300
______________

(CUSIP Number)


September 22, 2006
_____________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ___ Rule 13d-1(b)

     _X_ Rule 13d-1(c)

     ___ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.   Names of Reporting Persons.  I.R.S. Identification Nos.
of above persons (entities only).

     Ferrotec, CIK# 1100195	C


2.   Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)  [   ]
     (b)  [ X ]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Japan

Number of     5.  Sole Voting Power:        600,000
Shares Bene-
ficially by   6.  Shared Voting Power:      0
Owned by Each
Reporting     7.  Sole Dispositive Power:   600,000
Person With:
              8.  Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting
Person:  600,000

10.  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions):  Not Applicable

11.  Percent of Class Represented by Amount in Row (9) 2.8%

12.  Type of Reporting Person (See Instructions)

     CO

Item 1.

     (a) Name of Issuer

         Amerigon, Inc.

     (b) Address of Issuer's Principal Executive Offices

         500 Town Center Drive, Suit 200
         Dearborn, MI 48126

Item 2.

     (a) Name of Person Filing

         Ferrotec Corporation

     (b) Address of Principal Business Office or, if none,
Residence

         1-4-14 Kyobashi, Chuo-Ku Tokyo 104-0031 Japan

     (c) Citizenship

         Japan

     (d) Title of Class of Securities

         common stock

     (c) CUSIP Number

         03070L300

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
Not Applicable

(a) ___ Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o).
(b) ___ Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).
(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ___ An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);
(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) ___ A parent holding company or control person in
accordance with   240.13d-1(b)(1)(ii)(G);
(h) ___ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ___ Group, in accordance with  240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned:  600,000

(b) Percent of class:  2.8%.

(c) Number of shares as to which the person has:

    (i)   Sole power to vote or to direct the vote:  600,000

    (ii)  Shared power to vote or to direct the vote:  0

    (iii) Sole power to dispose or to direct the disposition
of:  600,000

    (iv)  Shared power to dispose or to direct the
disposition of:  0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ].

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company

     Not Applicable

Item 8. Identification and Classification of Members of the
Group

     Not Applicable

Item 9. Notice of Dissolution of Group

     Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2006

Date

Signature

/s/ Akira Yamamura
Akira Yamamura / President

Name/Title



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 03070L300

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